COMMENTS RECEIVED ON 11/30/2021

FROM JOHN GANLEY

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity International Small Cap Fund, Fidelity International Small Cap Opportunities Fund, Fidelity Series International Small Cap Fund

POST-EFFECTIVE AMENDMENT NO. 190

1)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of companies with small market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the MSCI EAFE Small Cap Index or the MSCI ACWI ex USA Small Cap Index.”

C:

The Staff requests we remove “similar to” so that the definition is appropriately specific or explain why the flexibility allowed by this wording is necessary.

R:

The Staff has indicated that an investment company may use “any reasonable definition” to define a fund’s capitalization range and may consider industry indices for that purpose (Frequently Asked Questions About Rule 35d−1 (Investment Company Names FAQ)). Given the large degree of variability within the industry, Fidelity has included a parenthetical in the disclosure to provide investors with points of reference for the funds’ definition of “small cap.” Such disclosure is not, in itself, intended to be an investment limitation and given the inherent variability of indices’ capitalization ranges over time we do not believe such a limitation would be appropriate. As a result, we respectfully decline to modify the disclosure as requested.

2)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of companies with small market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the MSCI EAFE Small Cap Index or the MSCI ACWI ex USA Small Cap Index).”

C:

Since the disclosure refers to one index or another, the Staff requests we explain how the market cap range will be decided.

R:

See response to Comment #1 above. In addition, we note that reference to the above-mentioned indices is not, in itself, intended to be an investment limitation, but is designed to provide investors with a reference to a range of capitalizations considered by third parties to represent “small capitalization companies.” In this regard, the indices only operate to reflect the broad range of market capitalizations considered to be “small cap” and are generally understood to work in conjunction with each other to represent the broadest possible capitalization range (i.e., the lower and higher of the two indices cap ranges should be considered by investors to generally reflect the fund’s market capitalization range).

3)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of companies with small market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the MSCI EAFE Small Cap Index or the MSCI ACWI ex USA Small Cap Index).”

C:

The Staff requests we disclose the market cap range of each index as of a recent date.

R:

We believe that the current definition of market capitalization, which refers to the indices, is reasonable and consistent with the Staff’s interpretation of Rule 35d‐1. The Staff has indicated that an investment company may use “any reasonable definition” to define a fund’s capitalization range and may consider industry indices for that purpose (Frequently Asked Questions about Rule 35d‐1 (Investment Company Names FAQ)). As the capitalization range of an index varies over time, we believe it is more appropriate to identify a well‐publicized index by name rather than giving a snapshot of the capitalization in the prospectus. We also note that the index provider publishes regularly updated fact sheets for each index that provide information regarding the capitalization ranges of the securities included in each index.

4)

All funds

“Fund Summary” (prospectus)

“Performance”

C:

The Staff requests we confirm what the new benchmark(s) will be for the funds.

R:

There are no changes to the benchmarks used by the funds for performance purposes.

5)

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund's assets in securities of companies with small market capitalizations. Although a universal definition of small market capitalization companies does not exist, for purposes of this fund, the Adviser generally defines small market capitalization companies as those whose market capitalization is similar to the market capitalization of companies in the MSCI EAFE Small Cap Index or the MSCI ACWI ex USA Small Cap Index. A company's market capitalization is based on its current market capitalization or its market capitalization at the time of the fund's investment. The size of the companies in each index changes with market conditions and the composition of the index. The Adviser normally invests the fund's assets primarily in common stocks.”

C:

The Staff requests we remove the word “generally” as it is inconsistent with a definition.

R:

See response to Comment #1 above.